February 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010

Washington, DC 20549

Attention: David Link and Pam Howell

Re:	Lazard Growth Acquisition Corp. I

Registration Statement on Form S-1

Filed January 25, 2021, as amended

File No. 333-252408

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Lazard Growth Acquisition Corp. I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. (New York City time) on February 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 2,250 copies of the Preliminary Prospectus dated February 8, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours, Goldman Sachs & Co. LLC

By:	/s/ Olympia McNerney
Name:	Olympia McNerney
Title:	Managing Director